UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM SB-1
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            (Amendment No. ____ )

                              AURORA WIRELESS, INC.
                 (Name of small business issuer in its charter)

                                PENNSYLVANIA
            (State or jurisdiction of incorporation or organization

                                   7373
            (Primary Standard Industrial Classification Code Number

                                23-3048810
                   (I.R.S. Employer Identification No.)

              996 OLD EAGLE SCHOOL RD, SUITE 1102 WAYNE, PA 19087
         (Address and telephone number of principal executive offices)

              996 OLD EAGLE SCHOOL RD, SUITE 1102 WAYNE, PA 19087 (Address of principal place of business or intended principal place of business)
                             Timothy Cunningham
              996 OLD EAGLE SCHOOL RD, SUITE 1102, WAYNE, PA 19087
                              (610) 293-1405
            (Name, address, and telephone number of agent for service)

                           AS SOON AS PRACTICABLE
            Approximate date of proposed sale to the public
__________________________________________________________________
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
__________________________________________________________________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
__________________________________________________________________
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
__________________________________________________________________
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                     CALCULATION OF REGISTRATION FEE

Title of each                Proposed        Proposed
each class of    Amount      maximum         maximum         Amount of
to be            to be       offering        aggregate       registration
registered       registered  price per unit  offering price  fee

Common stock     1,300,000   $.07            $91,000         $8.37

Pursuant to Rule 457(e) the maximum offering price per unit is based on the proposed reoffering price to the general public.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 [X]; Alternative 2 [ ]

PART I-Narrative Information Required in Prospectus

Alternative 1
Corporate issuers may elect to furnish the information required by Model A of Form 1-A, as well as the following information.

Item 1. Inside Front and Outside Back Cover Pages of Prospectus. SPECIFIC RISK FACTORS AND DEALER PROSPECTUS DELIVERY OBLIGATION INCLUDED WITH TABLE OF CONTENTS
Item 2. Significant Parties
List the full names and business and residential addresses, as applicable, for the following persons:
(1) the issuer's directors; INCORPORATED INTO QUESTIONS 33-36
(2) the issuer's officers; INCORPORATED INTO QUESTIONS 29-32
(3) the issuer's general partners; NOT APPLICABLE
(4) record owners of 5 percent or more of any class of the issuer's equity securities; INCORPORATED INTO QUESTION 37
(5) beneficial owners of 5 percent or more of any class of the issuer's equity securities; INCORPORATED INTO QUESTION 37
(6) promoters of the issuer; INCORPORATED IMMEDIATELY PRECEEDING QUESTION 39
(7) affiliates of the issuer; INCORPORATED INTO QUESTION 3(j)
(8) counsel to the issuer with respect to the proposed offering; INCORPORATED INTO QUESTION 45
(9) each underwriter with respect to the proposed offering; NOT APPLICABLE
(10) the underwriter's directors; NOT APPLICABLE
(11) the underwriter's officers;  NOT APPLICABLE
(12) the underwriter's general partners; NOT APPLICABLE
(13) counsel to the underwriter. NOT APPLICABLE
Item 3. Relationship with Issuer of Experts Named in Registration Statement.
     NONE
Item 4. Selling Security Holders. INCORPORATED INTO QUESTION 37
Item 5. Changes in and Disagreements with Accountants. NONE
Item 6. Disclosure of Commission position on Indemnification for Securities Act Liabilities. INCORPORATED INTO QUESTION 45

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS: Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.
Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

[COVER PAGE]               OFFERING CIRCULAR
                          AURORA WIRELESS, INC.
                (Exact name of Company as set forth in Charter)
Type of securities offered:  COMMON STOCK, NO PAR
Maximum number of securities offered: 1,300,000
Minimum number of securities offered: 1,300,000
Price per security: $0
Total proceeds: If maximum sold: $0 If minimum sold: $0
(See Questions 9 and 10)
     THIS IS AN OFFERING SOLELY BY THE PARENT COMPANY, CLIX GROUP, INC., AS A SELLING STOCKHOLDER THAT IS DOING A SPIN-OFF OF SHARES OF THE COMPANY TO EXISTING SHAREHOLDERS OF CLIX GROUP, INC. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM SHARES BEING SPUN-OFF BY THE SELLING STOCKHOLDER.
     NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
Is a commissioned selling agent selling the securities in this offering? NO
Is there other compensation to selling agent(s)?          [   ] Yes  [ X ] No
Is there a finder's fee or similar payment to any person? [   ] Yes  [ X ] No
(See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [   ] Yes  [ X ] No
(See Question No. 26)
Is this offering limited to members of a special group,
such as employees of the Company or individuals?          [ X ] Yes  [   ] No
(See Question No. 25)
Is transfer of the securities restricted?                 [   ] Yes  [ X ] No
(See Question No. 25)
     NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SECURITIES.
     INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 ON PAGE _____ FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.
     IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.
     Except for the historical information contained herein, the discussion in this Offering Circular contains forward-looking statements that involve risks and uncertainties. Aurora's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.
     This Company:  (Check at least one, as appropriate)
[   ] Has never conducted operations.
[ X ] Is in the development stage.
[ X ] Is currently conducting operations.
[   ] Has shown a profit in the last fiscal year.
[   ] Other (Specify):
     This offering has been registered for offer and sale in the following
states:  State      State File No.          Effective Date
         UT
         ID             The date of this offering circular: __________, 2002


TABLE OF CONTENTS

                                                                         Page
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     (1) The Company has very little operating history
     (2) The company has been unprofitable to date
     (3) The Company has posted limited revenues since inception
     (4) The Company is in poor financial condition, has limited capital
     (5) The Company focuses on a new technology
     (6) The Company's competition is substantially better financed
     (7) The Company is dependent on the services of a small group
     (8) The general market conditions are not presently favorable
     (9) There has been no public market for the Company's common stock

Business and Properties . . . . . . . . . . . . . . . . . . . . . . . . . . .
Offering Price Factors . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Description of Securities . . . . . . . . . . . . . . . . . . . . . . . . . .
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Dividends, Distributions and Redemptions . . . . . . . . . . . . . . . . . ..
Officers and Key Personnel of the Company . . . . . . . . . . . . . . . . . .
Directors of the Company . . . . . . . . . . . . . . . . . . . . . . . . . ..
Principal Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Management Relationships, Transactions and Remuneration . . . . . . . . . . .
Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Federal Tax Aspects . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Miscellaneous Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Managements Discussion and Analysis of Certain Relevant Factors . . . . . . .

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of _______ pages.

Until ____________(90 days after effective - insert date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




THE COMPANY

1. Exact corporate name: AURORA WIRELESS, INC..
State and date of incorporation: PENNSYLVANIA  JUNE 15, 2000
Street address of principal office: 996 OLD EAGLE SCHOOL RD., SUITE 1102, WAYNE, PA 19087
Company Telephone Number: (610) 293-1405

Fiscal year: December 31
             (month) (day)

Person(s) to contact at Company with respect to offering:
Robert C. Weaver, Jr.
Telephone Number (if different from above): (858) 488-4433


RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

     (1) The Company has very little operating history, and there is no assurance that the Company will be able to grow its business or become a going concern.

     (2) The company has been unprofitable to date, and there is no assurance the Company will ever generate a profit.

     (3) The Company has posted limited revenues since inception and may not be able to generate greater revenues over time.

     (4) The Company is in poor financial condition, has limited capital resources and limited working capital with which to develop its business. There can be no assurance that the Company will be able to generate sufficient sources of working capital to survive

     (5) The Company focuses on a new technology that provides technical services related to the configuration, installation and servicing of wireless data communications between and among computers and computer networks. This is a new marketplace, and there is no assurance the market for such services will ever develop.

     (6) The Company's competition is substantially better financed, has greater operating and management resources, has better name recognition in the marketplace, and is in a generally better position to compete for customers than the Company.

     (7) The Company is dependent on the services of a small group of management with little experience in managing a business of this type. There is no assurance that this management team will remain involved with the Company or will be able to improve the Company's operating performance.

     (8) The general market conditions for the Company's services are not presently favorable to the Company. Many of the Company's existing customers have cut their budgets for the Company's services, and prospective customers have likewise cut back on may of their projects as well. There is no assurance the current economic conditions will improve in the future, and there is a possibility that these conditions may worsen.

     (9) There has been no public market for the Company's common stock. There can be no assurance that an active trading market will develop or be sustained. Any market for the common stock of the Company is likely to be limited, offering little liquidity to an investor who wishes to sell their shares. In such an illiquid market, the prices for the Company's stock are likely to vary widely depending upon relatively small purchases and sales of shares. This increases the chances for a loss due to the lack of available buyers.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.


BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

     The Company's primary objective is to sell information technology services ("IT Services") to commercial customers. IT Services are generally defined as services involving the work required to specify, configure, install, upgrade, repair, maintain, and troubleshoot computer systems, software, and networks. The Company's special focus is on wireless data infrastructure installations, although the Company regularly provides other IT Services. The Company does not now service retail customers, and has no intention of doing so.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

     The Company delivers its services primarily through the means of dispatching a technician to the customer's place of business where the technician configures and/or installs the products being delivered to the customer. Alternately, in the case of maintenance and troubleshooting IT Services, the technician must diagnose the problem and apply their expertise to solve that problem. From time to time, the Company's technicians are able to configure or set-up certain components required for a job in the Company's facility, and then deliver the pre-configured component to the customer once the on-site visit is made.

     There are numerous suppliers of the products that are re-sold by the Company. The largest supplier of personal computer operating system and networking software is Microsoft. Thus, where necessary, the Company must rely on Microsoft products to satisfy customer demands, and there is no viable alternate supplier given the customer's existing computer systems and networks.

     The professional association for electrical engineers in the wireless data infrastructure marketplace is the Institute of Electrical and Electronics Engineers, Inc. (known as the ("IEEE"). The IEEE has created a standard format known as 802.11 for certain wireless data equipment. All manufacturers selling this equipment conform to this standard protocol, thereby eliminating the Company's over-reliance on any given vendor. Other wireless devices typically have several vendors competing with similar functionality. Accordingly no given supplier is expected to be dominant in the Company's installations.

     Currently, the Company is a "Silver Partner" for Citrix Systems software, and a value added reseller for Avaya 802.11 equipment. The Company also sells equipment purchased from BreezeCom, Cisco Systems, Netopia, Dell Computer, Western Multiplex, and other manufacturers.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.
Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

     The IT Services industry is highly competitive and has a full range of competing organization from the very small to the very large in size. IT Services, the worldwide technology business consulting and information technology services market, excluding hardware support and processing services, is expected to grow from $284 billion in 2000 to $411 billion in 2003, a compound annual growth rate of 13.2%, according to International Data Corporation. The Company is not expected to hold a significant market share in this market.

     The Company's direct competitors in the area of wireless data IT Services are better financed with longer operating histories than the Company. The Company occasionally finds it difficult to compete with certain clients who require suppliers to have been in business for a minimum period, or to post large performance bonds prior to being awarded a contract.

     Two direct competitors include Datavision/Prologix and Info Systems. Both organizations are much larger than the Company, better financed and have much longer operating histories.

     The Company intends to compete on the basis of its professionalism, customer service and aggressive pricing. Additionally, at its present stage of development, the Company believes it may be able to compete on the basis of being willing to undertake smaller projects and complete them more quickly than its larger and less nimble competitors.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

     The Company intends to market its services through a variety of means including direct sales and through its relationships with marketing partners.

     Prospecting for direct sales takes place in person, by phone, at industry functions and conferences. These prospects are often generated through referrals from existing customers or those in similar businesses who do not compete directly with the Company. Indirect leads are generated by certain of the Company's suppliers who refer IT Servicing prospects to the Company in the hope that the prospect will be converted to a customer, and a sale of the supplier's equipment or software will result. No supplier is obligated by contract to make such referrals, and there can be no assurance that such referrals will continue in the future.

     Once a potential client has been identified, the Company must confer with the prospective client and gather enough information about the prospective opportunity to generate a written proposal for the IT Services being offered by the Company. Once a proposal has been written and delivered to the client, there is no set timetable for how long it might take the client to decide whether or not to move forward. In certain cases, the decision to move forward and engage the Company takes place within a day or two. In other cases, the potential client decides not to proceed. The Company cannot predict when the client will decide to proceed or not.

     While there are no customers who now account for more than 20% of the Company's business, the Company's revenues are small, and it is possible that a sizable order may cause such an over concentration in the future.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

     As of 9/30/01 	$0
     As of 9/30/00	$0

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

     The Company does not generally operate with a backlog because work is performed when an order is placed.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

     The Company presently has no employees. Instead, it uses contractors to carry out its business. While the Company has carried on its business using both employees and contractors in the past, the Company intends to use contractors to carry out its business in the future. The reason for this decision is to make personnel costs for the Company a variable expense. In this way, the Company will be able to conserve cash and maintain its flexibility as it tries to grow its business.

     In the future, the Company anticipates hiring certain employees in the management and administrative area, while maintaining its focus on using contractors to carry out the IT Services delivery. The IT Services industry has large numbers of independent contractors who have a variety of clients across all disciplines of information technology. By using independent contractors, the Company intends to access specialized expertise it may need on any given project while not having to hire that expertise in the form of a full or part-time employee.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

     The Company presently owns a number of computers as well as certain tools and equipment needed to conduct its business. Certain of these computers are subject to an equipment loan established by the Company's present sole shareholder and parent corporation, CLIX group, Inc.

     The Company occupies space leased by an affiliate of the Company, Cardiovascular Laboratories, Inc. of PA, and shares other administrative equipment such as a copier, fax machine, telephones and the like with the parent corporation and other subsidiaries of the parent corporation.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

     The Company is not dependent on any proprietary information or arrangements. The Company does not carry out research and development because it does not generate new technology, relying, instead, on assimilating and servicing technology developed by other companies.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

     The Company is not subject to any material regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

     The Company has no subsidiaries.

     Currently the Company, as a subsidiary of CLIX Group, Inc. is affiliated the following companies:
     CLIX Group, Inc. - a Nevada corporation and parent of the Company.
     True Medium, Inc. - A Pennsylvania corporation, and wholly owned subsidiary of CLIX Group, Inc.
     Data Clarity, Inc. - A Pennsylvania corporation and wholly-owned subsidiary of CLIX Group, Inc.
     Cardiovascular Laboratories, Inc. of PA- A Pennsylvania corporation and wholly-owned subsidiary of CLIX Group, Inc.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

     The Company was incorporated on June 15, 2000, but did not begin operations until November 2000. On October 5, 2000, the Company and all of its shareholders entered into an Acquisition Agreement (the "Acquisition Agreement") with CLIX Group, Inc., a Nevada corporation ("CLIX"). The Acquisition Agreement set forth the exchange of all 1,300,000 shares of the Company for an equal number of shares of CLIX Series A Convertible Preferred Stock (the "Series A Preferred"). The Series A Preferred was issued subject to certain rights and designation of preferences as shown in the CLIX Amended Articles of Incorporation. On August 16, 2001, a majority of the holders of the Series A Preferred elected to convert their shares into shares of common stock of CLIX, thus retiring the entire Series A Preferred Stock.

     The Company has not undergone any stock split, stock dividend or recapitalization in anticipation of this offering.



4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

                                                              Date or
                                                              number of
                                                              months
                                                              after receipt
of
                     Expected manner of                       proceeds
Event or             occurrence or method                     when should
Milestone            of achievement                           be accomplished

(1) Sales reaching   Develop database of prospective             3-6 months
$10,000 per month    end-users to use for sales prospecting.
for two months       Identify wireless projects that have
in  a row            been historically easier to sell,
                     such as wireless point to point bridges, and de-emphasize other wireless IT
                     Services until market improves. Demand
                     for wireless IT Services are currently
                     less robust than for standard, wired
                     IT Services. Therefore, generate additional revenues through aggressive selling of
                     IT Services, by focusing more in the
                     non-wireless market. Company currently
                     has over $125,000 in proposals for both
                     wired and wireless IT.

(2) Sales reaching   Continuing to focus attention of the       6-9 months
$20,000 per month    broader IT Services market while
for two months       monitoring activity in the wireless
in a row             market to determine whether a shift
                     to re-focus on wireless is warranted.
                     Otherwise focus on projects from
                     $5,000 in size and larger. Hire a
                     sales and marketing firm to telemarket
                     in a non-scripted selling effort to
                     database developed in previous milestone.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

     By turning primarily to independent contractors, the Company has trimmed its overhead and enabled it to have a much smaller breakeven than when it had a small group of full time employees. However, the Company may not be able to sustain itself in business if it is unable to continue to grow its sales volume.
INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.
As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.


OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)
     $508

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.
     NOT APPLICABLE

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
     $(120,532)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.
     NOT APPLICABLE

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)
     NOT APPLICABLE

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)
     If the maximum is sold: 100%
     If the minimum is sold: 100%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)
     NOT APPLICABLE

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: NONE. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.
(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.


USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:
     NONE

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.
     NOT APPLICABLE

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.
     NONE

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.
     NONE

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.
     NONE

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:
     NONE

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

     While the Company is not in default in any debt or other obligation, the Company has experienced and is continuing to experience liquidity and cash flow problems due to an inability to generate sufficient revenue during the period in which it has been in operation.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

     The Company currently operates under an agreement with CLIX Group, Inc. to pay the operating expenses. Although there is not commitment to do so, it is anticipated that CLIX Group, Inc. will continue this arrangement for the foreseeable future until the Company is able to be profitable.




CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:


                                       Amount Outstanding
                                   As of:            As Adjusted
                                   9/30/2001    Minimum     Maximum

Debt:
Short-term debt (average           $  78,717    $  78,717    $  78,717
      interest rate 9%)
Long-term debt (average            $  75,351    $  75,351    $  75,351
      interest rate 9%)
   Total debt                      $ 154,068    $ 154,068    $ 154,068

Stockholders equity (deficit):
   Common stock, no par value      $   1,300    $   1,300    $   1,300
   Additional paid in capital              -            -            -
   Retained earnings (deficit)     $(121,832)   $(121,832)   $(121,832)

   Total stockholders equity
     (deficit)                     $(120,532)   $(120,532)   $(120,532)

   Total Capitalization            $  33,536    $  33,536    $  33,536

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 5,000,000 shares. Par or stated value per share, if any: NONE

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: NONE

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.




DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ X ] Common Stock
[   ] Preferred or Preference Stock
[   ] Notes or Debentures
[   ] Units of two or more types of securities composed of: ______
[   ] Other:______________________________________________________

15. These securities have:

Yes    No
[   ]  [ X ] Cumulative voting rights
[   ]  [ X ] Other special voting rights
[   ]  [ X ] Preemptive rights to purchase in new issues of shares
[   ]  [ X ] Preference as to dividends or interest
[   ]  [ X ] Preference upon liquidation
[   ]  [ X ] Other special rights or preferences (specify):
______________________

Explain:

16. Are the securities convertible?  [   ] Yes      [ X ] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities:
     NOT APPLICABLE

18. If securities are Preference or Preferred stock:
     NOT APPLICABLE

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
     NONE

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ____________
     NONE




PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:
     NONE

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)
     NONE

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
     NONE

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:
     NOT APPLICABLE

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such
restrictions?  [  ] Yes   [ X ] No
     NO RESTRICTIONS

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:
     NOT APPLICABLE

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:
     NONE

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.


DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:
     NONE




OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title:     President, Chief Operating Officer, Secretary, Treasurer

Name:      Timothy W. Cunningham

Age:       49

Office Street Address:

     996 Old Eagle School Rd, Suite 1102
     Wayne, PA  19087                         Telephone No.: 610-293-1405

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     8/16/2001 to present - President of Aurora Wireless, Inc.

     6/15/2001 to present - Director/Secretary/Treasurer of Aurora Wireless,
Inc.

     3/31/1998 to present - President/Director/Secretary/Treasurer of CLIX Group, Inc. Responsible for managing this multi-subsidiary holding company.

     4/1/1991 to present - Director/Secretary/Treasurer of Data Clarity, Inc. (9.7% owned by CLIX Group, Inc.)

     6/1/2000 to present - Director/Secretary/Treasurer/CEO of True Medium, Inc. (100% owned by CLIX Group, Inc.)

     8/5/1991 to present - President/Director/Secretary/Treasurer of Cardiovascular Laboratories, Inc. (100% owned by CLIX Group, Inc.)

     4/1989 to present - President/Secretary/Treasurer of Springhouse Associates, Inc. (100% owned by wife Ann B. Cunningham, who is also an officer of Aurora Wireless, Inc. [SEE QUESTION 31.])

     1993 to 1998 - President of Benson White & Company. Responsible for management of this asset management firm.

Education (degrees, schools, and dates):

     1976 - Masters of International Management, American Graduate School of International Management, Glendale, AZ

     1974 - Bachelor of Arts, Williams College, Williamstown, MA

Also a Director of the Company       [ X ] Yes     [  ] No

Indicate amount of time to be spent on Company matters if less than full
time:     25%

30. Chief Operating Officer:

Title:     President, Chief Executive Officer, Secretary, Treasurer

Name:      Timothy W. Cunningham

     SEE QUESTION 29. FOR ADDITIONAL INFORMATION.



31. Chief Financial Officer:

Title:     Controller

Name:      Ann B. Cunningham

Age        50

Office Street Address:

     996 Old Eagle School Rd, Suite 1102
     Wayne, PA  19087                         Telephone No.: 610-293-1405

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     8/16/2001 to present - Controller of Aurora Wireless, Inc.

     4/1/1991 to present - Director/Secretary/Treasurer of Data Clarity, Inc.

     6/1/2000 to present - Controller of True Medium, Inc.

     8/1/1991 to present - Controller of Cardiovascular Laboratories, Inc.

     4/1989 to present - Controller of Springhouse Associates, Inc.

     3/31/1998 - present - Controller - CLIX Group, Inc.

Education (degrees, schools, and dates):

     1974 - Bachelor of Arts, Skidmore College, Saratoga Springs, NY

Also a Director of the Company       [   ] Yes     [ X ] No

Indicate amount of time to be spent on Company matters if less than full
time:     25%

32. Other Key Personnel:
     NONE

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.




DIRECTORS OF THE COMPANY

33. Number of Directors: 1. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: NOT APPLICABLE.

34. Information concerning outside or other Directors (i.e. those not described above):

     (A) Name: Timothy W. Cunningham

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise)
in the same business as the Company? [  ] Yes    [ x ] No       Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
     NOT APPLICABLE

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

     Mr. Cunningham co-founded a group of venture capital partnerships in Philadelphia in 1983 and worked extensively with early-stage businesses. He also has consulted to several large institutions on their venture capital activities, and has started several companies on his own including an asset management business, a consulting company, and a medical services company.


(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

     None of the Company's key personnel are employees at the present time. Timothy Cunningham, Chief Executive Officer, and his wife Ann Cunningham, Chief Financial Officer, are engaged by the Company through the consulting company owned by Ms. Cunningham, Springhouse Associates, Inc. Under the terms of the consulting agreement, Springhouse Associates receives $4,000 per month for its services.

Mr. Peter J. McCallum is a technical consultant under contract to the Company. In accordance with the agreement set forth with Mr. McCallum upon his resignation as an employee of the Company effective August 15, 2001, he will be provided compensation equal to 80% of the receipts for actual hours of labor rendered on behalf of the Company's clients. Mr. McCallum is not eligible for this compensation until all of the Company's accounts payable in effect at the time of his resignation have been paid. At September 30, 2001, accounts payable were $8,179.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.
     NOT APPLICABLE

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.
     NOT APPLICABLE

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


PRINCIPAL AND SELLING STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 5% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.
     THIS IS A SPIN-OFF TRANSACTION, SEE QUESTION 45.

Table of Record and Selling Owners

                                                    No. of
                                                    Shares
                                                    After
                                                    Offering
                  Average    No of                  if All
Class of          Price Per  Shares                 Securities
Shares            Share      Now Held   % of Total  Sold           % of Total

Name: CLIX Group, Inc.

Common            $0.01      1,300,000  100        0               0

Office Street Address:
996 Old Eagle School Rd, Suite 1102
Wayne, PA  19087                         Telephone No.: 610-293-1405

Principal occupation: Currently 100% owner of the Company. Divesting itself of all shares in a spin-off under this offering.

Table of Beneficial Owners
                                                    No. of
                                                    Shares
                                                    After
                                                    Offering
                  Average    No of                  if All
Class of          Price Per  Shares                 Securities
Shares            Share      Now Held   % of Total  Sold           % of Total

Name: Ann B. Cunningham and Timothy W. Cunningham

Common            $0.01      534,866    41.1        534,866        41.1
     Beneficial ownership is attributable to Ann B. Cunningham on the basis of her holdings in CLIX Group, Inc. as follows:
     1. Ownership of 6,220,605 common shares of CLIX Group, Inc.
     2. Ownership of 100% of Springhouse Associates, Inc. a consulting company, the President of which is Timothy W. Cunningham. Springhouse has a contract with CLIX Group to provide consulting services to CLIX Group, Inc. at the rate of $7,500 per month. This fee may be taken in cash or stock at an exercise price of $0.01 per share, at the option of Springhouse Associates, Inc. As of 9-30-01, $15,000 had been accrued by Springhouse under this agreement, potentially convertible into 150,000 shares of CLIX common Stock.

     The beneficial ownership of Ann B. Cunningham is also attributable to her husband, Timothy W. Cunningham.

Principal occupation:
     Ann B. Cunningham - Chief Financial Officer
     Timothy W. Cunningham, Chief Executive Officer, Chief Operating Officer

Office Street Address:
     996 Old Eagle School Rd, Suite 1102
     Wayne, PA  19087                         Telephone No.: 610-293-1405

Name: John R. Drexel, IV

Common            various    236,216    18.2        236,216        18.2

Office Street Address:
     996 Old Eagle School Rd, Suite 1102
     Wayne, PA  19087                         Telephone No.: 610-293-1405

     Beneficial ownership is attributable to John R. Drexel, IV on the basis of his holdings in CLIX Group, Inc. as follows:
     1. Ownership of 2,113,480 common shares of CLIX Group, Inc.
     2. Holder of
          (a) an option to purchase 500,000 shares at $0.01 per share, which option expires 7-31-02, and,
          (b) an option to buy 200,000 shares at $2.00 per share, which option expires 5-31-02.

Principal occupation: Management of family affairs

Name: Stanley Friedman, MD

Common            $0.01      62,969     4.8         62,969         4.8

Office Street Address:
     996 Old Eagle School Rd, Suite 1102
     Wayne, PA  19087                         Telephone No.: 610-293-1405

     Beneficial ownership is attributable to Stanley Friedman is based on his ownership of an option to purchase 750,000 common shares of CLIX Group, Inc. at $.01, exercisable until July 31, 2002.

Principal occupation: Radiologist and former Consultant to Cardiovascular Laboratories, Inc. of PA, a wholly owned subsidiary of CLIX Group, Inc.




38. Number of shares beneficially owned by Officers and Directors as a group on a fully diluted basis:

Before offering: 534,866 common shares.

After offering:

a) Assuming minimum securities sold: 534,866 common shares (41.1% of total outstanding)
b) Assuming maximum securities sold: 534,866 common shares (41.1% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."
     SEE QUESTION 37.


MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

     Timothy W. Cunningham, Ann B. Cunningham, John R. Drexel, IV, all of the officers, directors and more than 5% shareholders, are considered promoters of the Company.

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

     Timothy W. Cunningham and Ann B. Cunningham are married to each other.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

     See the Springhouse Associates description of consulting services stated in Question 35(d).

(c) If any of the Company's Officers, Directors, key personnel or 5% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.
     NONE

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

     For the fiscal year ended December 2000:
                                       Cash                   Other
Peter J. McCallum, Former COO          $800
Others:                                NONE
Total:                                 $800
Directors as a group (one)             NONE


(b) If remuneration is expected to change or has been unpaid in prior years, explain:

     For the fiscal year 2001 period up to September 30, 2001:

                                       Cash                   Other
Timothy W. Cunningham, CEO             $ 5,000
Peter J. McCallum, Former COO          $17,000
Ann B. Cunningham CFO                  $ 5,000                $32,000 (1)
 Note (1): Springhouse Associates,
 Inc., a consulting company owned
 by Ann Cunningham, accrued $32,000
 of unpaid consulting fees since
 January 1, 2001 ($4,000 per month).
Others:                                NONE
Total:                                 $27,000
Directors as a group (one)             $ 5,000


(c) If any employment agreements exist or are contemplated, describe:

     Springhouse Associates, Inc., a consulting company owned by Ann Cunningham, charges consulting fees beginning January 1, 2001 at the rate of $4,000 per month. No charges have been paid.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: no shares ( 0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

      There are a total of 1,675,000 option shares in CLIX Group, Inc., but no such option or warrant or rights agreements in Aurora Wireless, Inc.
(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: zero shares.
     NOT APPLICABLE

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
     NOT APPLICABLE

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:
     NONE

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.


LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.
     NONE


FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

     It is expected that the Distribution will be a taxable distribution to each CLIX stockholder ("Holder") in an amount equal to the fair market value on the date of the distribution of the Company shares plus the cash intended to represent the fair market value of fractional Company shares distributed to such Holder. Each Holder's portion of the Distribution will be taxable as ordinary income to the extent of such Holder's pro rata share of the current and accumulated earnings and profits ("E&P") of CLIX, measured as of the end of the fiscal year in which the Distribution occurs. If the Holder's share of the Distribution exceeds such Holder's pro rata share of E&P, the excess will be treated first as a basis-reducing, tax-free return of capital to the extent of the Holder's adjusted tax basis in each CLIX share, and then as a capital gain (treated as short-term or long-term depending on the duration the Holder has held each of its CLIX shares). No later than January 31, 2003, CLIX will issue to each Holder an IRS Form 1099-DIV reflecting the fair market value of the Company shares distributed to such Holder and the portion of such Distribution that is taxable as ordinary income. The Holder's adjusted tax basis for income tax purposes in the distributed Company shares will be the fair market value of shares on the date of the Distribution. The Distribution and any subsequent sale of Aurora Shares may have other federal income tax consequences to Holders. BECAUSE EACH STOCKHOLDER'S SITUATION IS UNIQUE, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.




MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Spin-off Transaction

     This Offering Circular is being furnished in connection with the distribution ("Distribution") by CLIX Group, Inc. ("CLIX") to holders of record of CLIX common stock ("CLIX common stock"), at the close of business on December 31, 2001 (the "Record Date") of one (1) share of Company common stock, no par value for every 9.4247 shares of CLIX common stock owned on the Record Date. The Distribution will result in all of the outstanding shares of the Company's common stock being distributed to CLIX stock holders on a pro rata basis. The Distribution will be effected on the date this Offering Circular becomes effective (the "Distribution Date").

     No consideration will be paid by CLIX stockholders for the shares of Company common stock issued in connection with the Distribution. There is no current public trading market for the shares of Company common stock.

     The Company will apply for listing of the shares of common stock on the OTC Bulletin Board.

     The Distribution is expected to be taxable to the holders of CLIX common stock. See "Federal Tax Aspects."

     The Company is acting as distribution agent and will be responsible for mailing stock certificates to stockholders following the Distribution. No holder of CLIX common stock will be required to pay any cash or other consideration for the shares of Company common stock received in the Distribution or to surrender or exchange shares of CLIX common stock in order to receive shares of Company common stock.

     No fractional shares of Company common stock will be distributed. Fractional Company shares will be aggregated and redeemed as whole shares, based on the audited book value per share, by the Company for the payment of cash to CLIX stockholders in lieu of such fractional shares.

     The shares of Company common stock distributed to CLIX stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company within the meaning of the Securities Act of 1933, as amended.

     CLIX stockholders with inquiries regarding the Distribution should contact CLIX Group, Inc., Attention: Timothy W. Cunningham, 996 Old Eagle School Rd., Suite 1102, Wayne, PA 19087; telephone (610) 293-1405.

Voting Trust Agreement

    In consideration for Point Loma Partners, Inc. ("PLP"), a consulting company, entering into an agreement to seek potential strategic and/or merger partners for the Company, Timothy W. Cunningham, Ann B. Cunningham, John R. Drexel, IV, have entered into a voting trust agreement allowing PLP to vote their shares. Timothy W. Cunningham has no shares to vote.



Legal Matters

     The validity of the common stock being offered hereby will be passed upon by Delancy W. Davis, Esq., Chester Springs, Pennsylvania.

SEC Position on Indemnification for Securities Act Liabilities

     The Company currently has no indemnification provisions for officers, directors and agents. Although indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. Furnish the information required by Item 310 of Regulation S-B.


                              Aurora Wireless, Inc.

                              Financial Statements

                     September 30, 2001 and (December 31, 2000






                               Aurora Wireless, Inc.
                         Index to the Financial Statements
                      September 30, 2001 and December 31, 2000








                                                                    Page



        Independent Auditors' Report                                  1

        Financial Statements
            Balance Sheets                                           2-3
                                                                      4
            Statements of income and Retained Earnings
            Statements of Changes in Stockholders' Equity             S
            Statements of Cash Flows                                6-7
        Notes to the Financial Statements                           8-12






                            Rosenberg Rich
                            Baker Berman
                            & COMPANY
                     A PROFESSIONAL ASSOCIATION OF
                      CERTIFED PUBLIC ACCOUNTANTS

          380 Foothill Road   P.O. Box 6483   Bridgewater, NJ 08807-0483
                      Phone: 908-231-1000   FAX: 908-231-6894
                  Website: www.rrhb.com   E-Mail: info@rrbb.com






                            Independent Auditors Report



To the Board of Directors and Stockholders of Aurora Wireless. Inc.



We have audited the accompanying balance sheets of Aurora Wireless, Inc. as of September 30, 2001 and December 31, 2000 and the related statements of income and retained earnings, and cash flows for the nine month period then ended and for the period from inception (June 15, 2000) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora, Wireless, Inc. as of September 30, 2001 and December 31, 2000, and the results of their operations and cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.


                                  Rosenberg Rich Baker Berman & Company
Bridgewater, New Jersey
December 5. 2001











                               Aurora Wireless, Inc.
                                  Balance Sheets






                                                September 30,   December 31,
                                                      2001           2000

          Assets

Current Assets
     Cash and equivalents                         $   851        $   239
     Accounts receivable net of allowance for
      doubtful accounts of $0 (2001) and $0 (2000)  3,980         12,335
     Due from P. McCallum                          15,990              -
     Other receivable                               1,216              -
     Inventories                                    3,441          3,159
     Other current assets                               -            966

          Total Current Assets                     25,478         16,699
Equipment, net of accumulated depreciation          8,058          6,285

          Total Assets                           $ 33,536       $ 22,984






















See notes to the financial statements.

                                                                       2



                               Aurora Wireless, Inc.
                                   Balance Sheets

                                                September 30,   December 31,
                                                      2001           2000

          Liabilities and Stockholders' Equity

Current Liabilities
     Accounts payable and accrued expenses        $ 14,500        $  1,888
     Loans from of beers/stockholders                    -           2,753
     Due to Springhouse                             47,500           6,233
     Due to employees                                  185          11,318
     Other current liabilities                         300               -

          Total Current Liabilities                 62,485          22,192

Due to parent company                               71,786               -
Due to affiliates                                    3,565               -
                                                    75,351               -
          Total Liabilities                        137,836          22,192


Stockholders' Equity
     Common stock, $0.001 par value,
      1,300,000 shares authorized, issued,
       and outstanding at September 30, 2001
       and December 31, 2000                         1,300           1,300
     Retained earnings (deficit)                  (105,600)           (508)

          Total Stockholders' Equity (Impairment) (104,300)            792

          Total Liabilities and Stockholders'
           Equity                                $  33,536       $  22,984



















See notes to the financial statements.

                                                                         3


                               Aurora Wireless, Inc.
                             Statements of Operations


                                                                June 15, 2000
                                                  Nine Months    (date of
                                                    Ended       inception) to
                                                  September 30,  December 31,
                                                     2001            2000
                                                    Amount         Amount
Net Sales                                         $   72,317    $   19,784
Cost of goods sold                                    21,807        10,282
Gross Profit                                          50,510         9,502

Operating expenses
     Advertising                                          20           363
     Audit Fees                                        6,000             -
     Computer Expense                                  2,672           277
     Consulting                                       50,872           500
     Depreciation                                      1,708           146
     Insurance                                         4,178             -
     Legal                                               966            88
     Licenses                                          1,495             -
     0ffice supplies and expense                       6,904           305
     Postage and shipping                                212            95
     Rent                                              6,132             -
     Salaries, benefits and payroll taxes             50,924          1,900
     Telephone                                         8,291          1,695
     Tools and work supplies                           3,186          1,679
     Travel and entertainment                          8,764          2,877
     Other expense                                       766             85

          Total Operating Expenses                   153,090         10,010

(Loss) From Operations                              (102,580)          (508)

Other Income (Expense)
     Interest expense                                 (2,512)             -

          Total Other Income (Expense)                (2,512)             -

Net (Loss)                                          (105,092)         (508)

(Loss) Per Share
      (Loss) Per Share                            $    (0.08)      $ (0.00)
Weighted Average Number of Common Shares
 Outstanding                                       1,300.000     1,144,000







See notes to the financial statements.

                                                                            4


                               Aurora Wireless, Inc.
                   Statements of Changes in Stockholders' Equity
               Periods Ended September 30, 2001 and December 31, 2000

                                             Common Stock      Retained
                                                               Earnings
                                           Shares   Amount    (Deficit)
Total

Balances, June 15, 2000
 (date of inception)                            - $     - $      -  $      0


Aurora common stock issued for cash     1,300,000   1,300        -     1,300


Net Loss-Period ended December 31, 2000         -       -     (508)     (508)


Balances, December 31, 2000             1,300,000   1,300     (508)      792


Net Loss-Period ended September 30, 2001        -       - (105,092) (105,092)


Balances, September 30, 2001            1,300,000 $1,300 $(105,600)$(104,300)
























See notes to financial statement.

                                                                         5


                               Aurora Wireless, Inc.
                              Statements of Cash Flows

                                                                June 15, 2000
                                                  Nine Months    (date of
                                                    Ended       inception) to
                                                  September 30,  December 31,
                                                     2001            2000

Cash Flows From Operating Activities
     Net Income (Loss)                           $  (105,092)   $     (508)
     Adjustments to Reconcile Net Income (Loss)
      to Net Cash Provided (Used) by Operating
      Activities
         Depreciation and amortization                 1,708           146
     Decreases (Increases) in:
         Accounts receivable                           8,355       (12,335)
         Inventories                                    (282)       (3,159)
         Due from P. McCallum                        (15,990)            -
         Other current assets                            966          (966)
         Other receivables                            (1,216)            -
     Increases (Decreases) in:
         Accounts payable and accrued expenses        12,612         1,888
         Due to employees                            (11,133)       11,318
         Due to Springhouse                           41,267         6,233
         Other current liabilities                       300             -
         Net Cash (Used) Provided by Operating
          Activities                                 (68,505)        2,617
     Cash Flows From Investing Activities
         Purchases of property, plant and equipment   (3,481)       (6,431)
         Net Cash (Used) by Investing Activities      (3,481)       (6,431)
     Cash Flows From Financing Activities
         Proceeds from sale of common stock                -         1,300
         Proceeds from parent company borrowings      86,286             -
         Proceeds from affiliate loans                 3,565             -
         Repayment of parent company borrowings      (14,500)            -
         Proceeds from (repayment of) shareholder
          loans                                       (2,753)        2,753
         Net Cash Provided by Financing Activities    72,598         4,053
     Net Increase in Cash and Equivalents                612           239
     Cash and Equivalents at Beginning of Period         239             -
     Cash and Equivalents at End of Period         $     851   $       239











See notes to the financial statements.

                                                                       6


                               Aurora Wireless, Inc.
                              Statements of Cash Flows

                                                                June 15, 2000
                                                  Nine Months    (date of
                                                    Ended       inception) to
                                                  September 30,  December 31,
                                                     2001            2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:
 Interest                                        $        -      $      -
 Income taxes                                    $        -      $      -


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

In April 2001, equipment was purchased on behalf of the Company by its parent company, CLIX Group, Inc. in the amount of $5,233. The Company incurred an intercompany payable for the same amount.

In August 2001, the Company sold equipment with a book value of $9,948 to a former officer, Peter McCallum. The Company offset an inter-company payable for $2,246 and acquired an amount of $7,702 in receivable from Peter McCallum to record the disposition.



























See notes to the financial statements.

                                                                          7


                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Aurora Wireless, Inc. (the Company) is a wholly owned subsidiary of CLIX Group, Inc. The acquisition of the Company was completed on October 5, 2000, and was effected by an exchange of all 1,300,000 shares of the Company's common stock for 1,300,000 shares of convertible preferred stock of the parent company. The Company, located in Wayne Pennsylvania, was incorporated on June 15, 2000. The Company sells information technology services to commercial customers. These services involve the work required to specify, configure, install, upgrade, repair, maintain, and troubleshoot computer systems, software, and networks. The Company's special focus is on wireless data infrastructure installations, although the Company regularly provides other IT Services. The Company does not now service retail customers, and has no intention of doing so. The Company's sales are concentrated in the northeast region of the United States.

On September 11, 2001, the Board of Directors of the Company and its parent company, CLIX Group, Inc. approved entering into an agreement with Point Loma Partners (PLP), a San Diego based consulting firm, whereby PLP would pay for legal and audit expenses associated with preparing and filing a registration statement with the Securities and Exchange Commission in order to facilitate a spin-off via distribution of the Company's shares to the parent company shareholders on a pro-rata basis in accordance with their ownership of the parent company's common stock. The intent, of the agreement is to allow the Company to hire an independent reporting entity, presumably more capable of attracting financing or finding a suitable strategic partner. PLP will be responsible to seek an appropriate partner for the Company once the spin-off has been completed.

Cash and Equivalents
For the purpose of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Inventories
Inventories are valued at the lower of cost (determined by specific identification) or market.

Depreciation and Amortization
The cost of property, plant and equipment is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets: 5 years for machinery and equipment. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Organization Costs
Organization costs are expensed as incurred in accordance with Statement of Position 98-5 as issued by the American Institute of Certified Public Accountants.




Revenue Recognition
Sales revenue is recognized when installation of systems, software and/or networks is complete and the resulting receivable is deemed probable of collection.

Advertising Costs
Advertising costs are charged to operations when incurred. Advertising expense was $20 and $363 for the periods ended September 30, 2001 and December 31, 2000 respectively.

Income Taxes
The Company files a consolidated Federal income tax return with its parent, CLIX Group, Inc. A Pennsylvania state income tax return is filed separately by the Company.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences for financial and income tax reporting related to net operating losses that are available to offset future federal and state income taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

                                                                      8


                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the company may maintain certain bank accounts in excess of FDIC insured limits.

The Company provides credit in the normal course of business. The Company
performs ongoing credit evaluations   of its customers and maintains
allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

INVENTORIES

Inventories consist of components and parts used in the services provided by
the Company. These amounts totaled    $3,441 and $3,159 at September 30, 2001
and December 31, 2000 respectively.

DUE FROM P. McCALLUM

On August 15,2001, an agreement was made between the Company and one of its officers, Peter McCallum. Pursuant to this agreement, Mr. McCallum assumed the responsibility for paying for various parts and property withdrawn from the Company. The amount due the Company for these items at September 30, 2001 is $15,990.

PROPERTY, PLANT AND EQUIPMENT

Equipment at cost, less accumulated depreciation, consist of the following:

                                                September 30,   December 31,
                                                      2001           2000
     Equipment                                  $   9,911           6,431
     Less accumulated depreciation                  1,853             146
          Total                                 $   8,058          $6,285

Of the total amount of equipment at September 30, 2001, $3,480 serves as collateral for an equipment loan held by the parent company.
Depreciation expense charged to operations was $1,708 and $146 in 2001 and 2000, respectively.

LOANS FROM STOCRHOLDERS/OFFICERS

Loans from stockholders/officers are unsecured, non-interest bearing and due upon demand.
                                                                         9


                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements

INCOME TAXES

The income tax provision (benefit) is comprised of the following:

                                         Federal      State      Total

Period Ended September 30, 2001
     Current                             $        -  $       -  $       -
     Deferred                            $  (24,288) $ (10,549) $ (34,837)
                                         $  (24,288) $ (10,549) $ (34,837)

Period Ended December 31, 2000
     Current                             $        -  $       -  $       -
     Deferred                            $      (76) $     (51) $    (127)
                                         $      (76) $     (51) $    (127)

The Company's deferred tax asset is comprised of the following temporary differences:

                                            September 30,   December 31,
                                                 2001         2000
Net operating losses                        $  (34,964)     $    (127)


The differences between income tax provisions (benefits) in the financial statements and the tax expense (benefit) computed at the U.S. Federal Statutory rate are as follows:

                                                 September 30,   December 31,
                                                       2001         2000

     Tax provision (benefit) at the U.S.
      Federal Statutory rate                      $  (34,837)     $    (127)
     Net operating loss carryover                 $  (34,837)     $     127
     Provision for (Benefit from) income taxes    $        -      $       -
     Effective tax rates                                 23 %           15 %

The Company's provision for income taxes differs front applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes. The effective rate used at September 30, 2001 was based on an average rate due to the significant effect of the graduated rate table as enacted during 2001.




                                                                         10


                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements

INCOME TAXES, Continued

Those amounts have been presented in the Company's financial statements as follows:

                                                 September 30,   December 31,
                                                       2001         2000

     Deferred tax asset, noncurrent              $   34,837  $       127
     Total valuation allowance recognized for
     deferred tax assets                            (34,837)        (127)

     Net deferred tax asset (liability)          $        -  $         -

The Company has available net operating losses carryforwards which may he used to reduce Federal and State taxable income and tax liabilities in future years as follows:

                                         Federal      State

     Available through
          2020                           $    508    $    508
          2021                            105,092     105,092

     Total                               $105.600    $105,600

EARNINGS PER SHARE

In accordance with Financial Accounting Standards Board No. 128 "Earnings Per Share", basic earnings per share amounts are computed based on the weighted average number of shares actually outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options.

COMMITMENTS AND CONTINGENCIES

During September 2001, the Company's insurance policies were each cancelled for non-payment of premiums from July through date of cancellation. At date of cancellation, the Company had earned a refund receivable of $1,216. Based upon the market conditions, these policies for general liability, commercial umbrella and workers' compensation will not be reinstated. Given the above facts, the Company has potential exposure to loss at September 30, 2001 for which a reasonable estimate cannot he made. The parent company, however, maintained coverage in 2000 and 2001 on behalf of its subsidiaries for commercial and general liability, and continues to do so.


                                                                       11


                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements

RELATED PARTY TRANSACTIONS

During 2001, the Company's parent company, CLIX Group, Inc. made loans to and paid expenses on behalf of the Company. In. addition, CLIX Group purchased equipment for the Company.

During 2000 and 2001, the Company purchased consulting services from Springhouse Associates, Inc. (SHA). The majority shareholder of Aurora Wireless is also an officer/shareholder of SHA. On January 2, 2001, the Company contracted with SHA to provide consulting services at a rate of $4,000 per month. The contract terms will extend through the year 2005 unless otherwise terminated by agreement.

A summary of the transactions and balances with affiliated companies for the periods ended September 30, 2001 and December 31, 2000 follows:

                                                 September 30,   December 31,
                                                       2001         2000
Consulting services, expenditures -
 Springhouse Associates                          $  48,000       $   6,233
Due to Springhouse                                  47,500           6,233
Net cash borrowings from parent company             50,550               -
Expenses paid by parent company                     18,249               -
Equipment purchases (net) by parent company          2,987               -
Due to parent company                               71,786               -

Expenses paid by other subsidiaries of CLIX Group, Inc. on behalf of Aurora Wireless during 2001 totaled $3,565.

OTHER MATTERS

During 2001, the following officers of the Company tendered their resignations front the Company: John R. Drexel, IV - Chairman and Peter J. MeCallum - President.

In accordance with the agreement set forth with Peter McCallum upon his resignation effective August 15, 2001, he will he provided compensation equal to 80% of the actual hours of labor rendered on be half of the Company's clients and actually invoiced to those clients. Mr. McCallum is not eligible for this compensation until all of the Company's accounts payable have been paid. Accounts payable at September 30, 2001 was $8,179. Accordingly, no compensation has been accrued in these financial statements for this purpose.











                                                                         12


MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. The Company is in an early stage of development. It has been focusing on a new market area, and has had limited success to date in generating demand for its services.

     The Company has broadened its offerings to include IT Services that the Company believes will be in higher demand than the more narrow focus of wireless IT Services.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

     The Company has been launched into a generally slow time for IT Services in general, and there is no indication that these conditions show any sign of improving within the next twelve months. It is possible that demand for such services may actually fall during this period. The Company believes that by contracting its activities with sub-contractors instead of employees, it will be able to control its fixed costs better, and make them variable with the actual demand. Additionally, the Company believes that a broadening of the offered services will improve operating results even given the currently difficult state of the market for the Company's IT Services.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:
48%. What is the anticipated gross margin for next year of operations? Approximately 48%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

     The Company does not have current estimates of gross margin for the industry. These gross margins are subject to large swings depending on the labor component involved in any given order. In general, gross margins for equipment, hardware and software are much lower than margins for labor services. The overall gross margin is therefore dependent on the proportion of labor compared to the materials involved in an order. The Company is unable to predict what future gross margins will be.

50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:
     NONE



Part F/S-Financial Information Required in Prospectus
     See Question 46. Part I


Part II-Information Not Required in Prospectus

Item 1. Indemnification of Directors and Officers.

     Officers and directors of the Company are covered by certain provisions of the Pennsylvania law and the By-laws which serve to limit, and, in certain instances, to indemnify them against, certain liabilities which they may incur in such capacities. The Company is not aware of any claim or proceeding in the last three years, or any threatened claim, which would have been or would be covered by these provisions. These various provisions are described below.

     Under Pennsylvania law, unless otherwise restricted in its bylaws, a business corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had reasonable cause to believe that his conduct was unlawful.

     Under Pennsylvania law, to the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of any action or proceeding relating to third-party actions or relating to derivative and corporate actions or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

     As a Pennsylvania corporation, the Company has the power, under specified circumstances generally requiring the director or officer to act in good faith and in a manner he reasonably believes to be in or not opposed to the Company's best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of the Company, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The By-laws generally provide for mandatory indemnification of the Company's directors and officers to the full extent provided by Pennsylvania corporate law.




Item 2. Other Expenses of Issuance and Distribution.

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Registration Fee                        $       50.00
Accounting Fees and Expenses                 6,000.00
Printing                                       100.00
Miscellaneous Expenses                         350.00
    Total                                $   6,500.00

Item 3. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as express in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities
(other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication such issue.

(5) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.


Item 4. Unregistered Securities Issued or Sold Within One Year
(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form SB-1, state:

(1) the name of such issuer;
     AURORA WIRELESS, INC.

(2) the title and amount of securities issued;
     Common stock, no par value, 1,300,000 shares

(3) the aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof;
     The original issuance of 1,300,000 shares of common stock of the Company took place at the incorporation date of the Company, June 15, 2000, and all shares were issued as founders' shares in return for a payment of $.001 per share plus the subsequent contribution of services which were not valued in the context of the share issuance.

(4) the names and identities and relationship of the persons to whom the securities were issued.
     Ann B. Cunningham - Chief Financial Officer, Controller
     John R. Drexel, IV - Former Director
     Raymond Meyers - Information technology services supplier
     Peter J. McCallum - Director of Operations
     William Hamel - Information technology services supplier
     Terry Ryan - Information technology services supplier
     Andrew Shoffner - Information technology services supplier
     Robert P. DeVitis - Marketing services supplier

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form SB-1 by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

     On October 5, 2000, the Company and all of its shareholders entered into an Acquisition Agreement (the "Acquisition Agreement") with CLIX Group, Inc., a Nevada corporation ("CLIX"). The Acquisition Agreement set forth the exchange of all 1,300,000 common shares of the Company for an equal number of shares of CLIX Series A Convertible Preferred Stock (the "Series A Preferred"). The affiliated exchanging shareholders are listed as follows:
     Ann B. Cunningham - Chief Financial Officer, Controller
     John R. Drexel, IV - Former Director

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

     Section 4(2) of the Securities Act of 1933. All of the issuances were in transactions not involving a public offering to affiliates of the Company and other knowledgeable issuees.

Item 5. Index to Exhibits

3.1  Articles of Incorporation
3.2  By-Laws
4.1  Form of Common Stock Certificate
4.2  Voting Agreement
5.1  Opinion Regarding Legality*
10.1 Consulting Services Agreement - Springhouse Associates, Inc.
10.2 Consulting Services Agreement - Peter J. McCallum
10.3 Engagement Letter - Point Loma Partners
23.1 Consent of Counsel*
23.2 Consent of Expert
24.1 Power of Attorney (immediately preceding "Signatures")

 (*) To be filed by amendment.

Item 6. Description of Exhibits

     Exhibits Attached following Signatures.


POWER OF ATTORNEY

The Registrant and each person whose signature appears below hereby appoints Timothy W. Cunningham as their attorney-in-fact, with full power to act alone, to sign in the name and in behalf of the Registrant and any such person, individually and in each capacity stated below, any and all amendments, including post-effective amendments, to this Registration Statement.


SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Wayne, State of Pennsylvania, on February 28, 2002.

AURORA WIRELESS, INC. (Registrant)

By: /s/__________________________________________________________________
     Timothy W. Cunningham, Chief Executive Officer, Chief Operating Officer

By: /s/__________________________________________________________________
     Ann B. Cunningham, Chief Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


(Signature) /s/______________________________, Director    Date 2/28/02
            Timothy W. Cunningham